Exhibit 21.1

Name of Subsidiary	Jurisdiction
Sinosmart Group Inc. (SGI)	British Virgin Islands
Growing State Limited (GSL)	British Virgin Islands
King Treasure Group Limited (KTG)	British Virgin Islands
Shanghai Shining Biotechnology Co. Ltd. (Shining)	PRC
Growing Bioengineering (Shanghai) Co. Ltd. (Growing)	PRC
Best Design Holdings Limited (BDH)	Hong Kong
Growing Bio (Yangling) Co. Ltd (Growing Yangling)	PRC